SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated January 24, 2005 re. France Telecom announces proposal to acquire full ownership of Equant

Paris, January 24, 2005

Press release

France Telecom Announces Proposal to Acquire Full Ownership of Equant

•	New step in France Telecom’s integrated operator strategy

•	Acceleration of the implementation of a unified enterprise market strategy consistent with the integrated operator model

•	Leveraging Equant’s international customer base, global distribution and networks, world-class execution capabilities and recognized leadership in IP VPN technology

•	Addressing the evolving needs of corporate customers through deployment of integrated solutions and services, convergent offers and infrastructure, and single customer interface

•	Attractive proposal for Equant minority shareholders

•	Acquisition by France Telecom of substantially all of Equant’s assets and liabilities

•	Transaction provides a long-term answer to the structural challenges facing Equant on a stand-alone basis

•	Net cash-out for France Telecom of 564 million euros

•	Implied share price of 4.20 euros per Equant share (subject to any applicable withholding and other similar taxes)

•	A premium of 16.7% over last closing price on January 21, 2005

•	A premium of 15.4% over one month; 13.5% over 3 months

•	Governance process comprising:

•	Approval of the proposal by the Equant Management and Supervisory Boards, and the General Assembly of Shareholders of Equant

•	Unanimous agreement of the independent Supervisory Board members

•	Independent expert opinion on the fairness of the price for Equant’s minority shareholders, in addition to the fairness opinion of Equant’s financial advisor

•	Confirmation of France Telecom’s financial objectives

•	Acquisition of minority shareholdings in accordance with use of cash policy

•	No change in France Telecom’s objective of net debt to operating income before amortization and depreciation of less than 2 at the end of 2005, under French GAAP

•	No impact on France Telecom’s distribution policy

Leveraging benefits of integration on the enterprise market

“Our proposal represents an excellent opportunity for Equant shareholders. The proposed transaction will provide Equant with a financially sound base and broader resources to continue deploying state-of-the-art solutions to enterprise customers who are demanding increased integration”, said Michel Combes, Chief Financial Officer of France Telecom. “For France Telecom, integrating Equant’s business is consistent with the Group’s transformation aiming to offer demand-driven, integrated services to its customers in the enterprise, home and personal segments. This is an opportunity for France Telecom to re-affirm its commitment to its business customers and consolidate its leadership on the enterprise market”, he said.

This proposal, in addition to offering France Telecom the opportunity to accelerate its integrated operator strategy on the enterprise market, constitutes a long-term answer to the structural challenges facing Equant on a stand-alone basis.

Proposed acquisition of Equant minorities: net cash-out for France Telecom of €564m

France Telecom today announced that it has made a proposal to the Supervisory and Management Boards of Equant to acquire the entire business of Equant, its 54.2% subsidiary specialized in global communications services for multinational businesses.

Under the terms of the proposal, France Telecom would acquire substantially all the assets and liabilities of Equant for a total aggregate consideration of €564m for the 45.8% portion of Equant not already held by France Telecom.

This proposal represents:

•	an implied share price to Equant shareholders of €4.20 per share (subject to any applicable withholding and other similar taxes),

•	a 16.7% premium over the closing price on January 21, 2005,

•	a 15.4% premium over the average closing price over the last month,

•	a 13.5% premium over the average closing price over the last 3-month period.

The acquisition would be followed by a distribution of the sales proceeds to Equant shareholders. Following such distribution, Equant N.V. would be de-listed and liquidated.

Transaction timeframe and conditions

This proposal is subject to the approval of each of the Management and Supervisory Boards of Equant, and requires the unanimous approval of the three independent members of the Supervisory Board of Equant. Consummation of this transaction, once agreed, would also be subject to a number of conditions including approval by Equant’s shareholders at an Extraordinary General Meeting. France Telecom will vote at that shareholder’s meeting, which requires a simple majority for approval. In view of these conditions, the transaction should be completed, and liquidating distributions paid to shareholders, no sooner than May 2005.

France Telecom underlines that its objective is to acquire Equant’s business as a whole and that it has no interest in a disposal of its controlling interest in Equant.

Goldman Sachs International and Sullivan & Cromwell LLP, NautaDutilh and Jones Day are advising France Telecom in connection with this transaction.

Separately, despite a better than expected year-end cash position, the anticipated further deterioration in Equant’s results in 2005 and later years has led Equant to request from France Telecom a $250 million credit facility to assist Equant in meeting its financing requirements into 2006. France Telecom has agreed to provide that facility.

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with 121.5 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 46.1 billion euros for 2003 (23.2 billion euros for the first half of 2004). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

Press contacts :

France Telecom

Press relations

Nilou du Castel / Bertrand Deronchaine	+33 1 44 44 93 93

nilou.ducastel@francetelecom.com / bertrand.deronchaine@francetelecom.com

There is no certainty that the proposal will be accepted by Equant nor that the discussions relating to the proposal will result in any agreement being reached or entered into relating to the proposed acquisition. If any such agreement is reached, there can be no assurance that the final terms and conditions will reflect the current proposal, nor as to the timing of any such agreement.

This press release contains “forward-looking statements” about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about France Telecom’s proposal to acquire full ownership of Equant, new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among others, the success of the announced FT 2005 plan, include the TOP LINE and TOP programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the AMF on March 9, 2004 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission dated April 16, 2004.

The forward-looking statements contained in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release contains references to certain measures based on French GAAP norms. The acronym REAA refers to France Telecom’s operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan. The term “net debt” is defined as total gross borrowing, minus cash, cash equivalents and marketable securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 24, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information